Exhibit 10.1
Healthcare Realty Trust
Incorporated
Employment Agreement
     This Employment Agreement (the “Agreement”) is made and entered into as of March 1, 2011 (“Effective Date”) by and between Healthcare Realty Trust Incorporated, a Maryland corporation (“Corporation”), and Todd J. Meredith (“Officer”).
Recital
     Corporation desires to employ Officer as its Executive Vice President — Investments and Officer is willing to accept such employment by Corporation, on the terms and subject to the conditions set forth in this Agreement.
Agreement
     The Parties Agree As Follows:
     1. Duties. During the term of this Agreement, Officer agrees to be employed by and to serve Corporation as its Executive Vice President — Investments and Corporation agrees to employ and retain Officer in such capacity. Officer’s duties shall be to manage and supervise Corporation’s real estate investment department in furtherance of the overall financial success of the Corporation. Officer shall devote such of his business time, energy, and skill to the affairs of Corporation as shall be necessary to perform his duties under this Agreement. Officer shall report to Corporation’s Board of Directors and/or Chief Executive Officer and at all times during the term of this Agreement shall have powers and duties at least commensurate with his position as Executive Vice President — Investments. Officer’s principal place of business with respect to his services to Corporation shall be within 35 miles of Nashville, Tennessee.
     2. Term of Employment.
          2.1 Definitions. For purposes of this Agreement the following terms shall have the following meanings:
               (a) “Change in Control” shall mean (i) the time that Corporation first determines that any person and all other persons who constitute a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (“Exchange Act”)) have acquired direct or indirect beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 20 percent or more of Corporation’s outstanding securities, unless a majority of the “Continuing Directors” approves the acquisition not later than ten business days after Corporation makes that determination, or (ii) the first day on which a majority of the members of Corporation’s Board of Directors are not “Continuing Directors.”
               (b) “Continuing Directors” shall mean, as of any date of determination, any member of the Board of Directors of Corporation who (i) was a member of that Board of Directors on March 1, 2011, (ii) has been a member of that Board of Directors for the two years immediately preceding such date of determination, or (iii) was nominated for election or elected to the Board of Directors with the affirmative vote of the greater of (x) a majority of Continuing Directors who were members of the Board at the time of such nomination or election or (y) at least four Continuing Directors.
               (c) “Deferred Compensation” or “deferred compensation” shall mean any individual or group plan, program, agreement or other arrangement, whether or not a “plan” for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and whether or not a retirement plan or supplemental executive retirement plan or additional retirement plan, but which in any event involves an agreement by Corporation to make payment(s) to Officer at a future date as compensation for current services to Corporation. The term Deferred Compensation or deferred compensation shall include, but not be limited to, benefits described in any Incentive Plan, and any implementation thereof or incentive award thereunder, each as it now exists or may hereafter be amended. This definition shall not be construed as including all forms of deferred compensation within the application of Code Section 409A. The term deferred compensation is not intended to include grants of restricted stock or certain payments of severance or separation pay which are not deferred compensation for Code Section 409A purposes.
               (d) “Incentive Plans” shall mean Corporation’s 2007 Employees Stock Incentive Plan, and any successor plans.
               (e) “Involuntary Termination” shall mean, except as may be modified by Treasury Regulations or other applicable guidance under Code Section 409A, a Separation From Service where:
(i)	the Separation From Service occurs during the two-year period following the initial existence of one or more of the following conditions arising without the consent of the Officer: (A) a material diminution in the Officer’s base compensation; (B) a material diminution in the Officer’s authority, duties, or responsibilities; (C) a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Officer is required to report; (D) a material change in the geographic location at which the Officer must perform services; or (E) any other action or inaction that constitutes a material breach by the Corporation of the agreement under which the Officer provides services; and

(ii)	the amount, time, and form of payment payable upon the Separation From Service is substantially identical to the amount, time and form of payment payable due to an actual involuntary Separation From Service; and

(iii)	the Officer provides notice to the Corporation of the existence of the condition described in clause (i) above within ninety (90) days of the initial existence of the condition, upon the notice of which the

Corporation fails to remedy the condition within a period of thirty (30) days.
               (f) “Retirement Eligibility” shall mean Officer’s attainment of 60 years of age and ten years of continuous employment with Corporation.
               (g) “Separation from Service” or “Termination” shall mean a Separation from Service as contemplated by Internal Revenue Code (“Code”) Section 409A and applicable guidance provided thereunder, but only under circumstances where Officer and the Corporation reasonably anticipate that the level of ongoing services by Officer for Corporation and its affiliates will be less than twenty percent (20%) of the average level of such services over the prior thirty six (36) month period.
               (h) “Specified Employee” shall mean a service provider who, as of the date of the service provider’s Separation from Service, is a key employee of a service recipient any stock of which is publicly traded on an established securities market or otherwise. For purposes of this paragraph, a service provider is a key employee if the service provider meets the requirements of Code Section 416(i)(1)(A)(i), (ii), or (iii) (applied in accordance with the Treasury Regulations thereunder and disregarding Section 416(i)(5)) at any time during the 12-month period ending on a specified employee identification date. If a service provider is a key employee as of a specified employee identification date, the service provider will be treated as a key employee for the entire 12-month period beginning on the specified employee effective date. The specified employee identification date is each December 31. The specified employee effective date is the April 1 following the specified employee identification date. For purposes of identifying a Specified Employee, the definition of compensation under Treasury Regulation §1.415(c)-2(d)(3) will be applied (generally wages within the contemplation of Code section 3401(a) for purposes of income tax withholding, plus amounts deferred by the individual which would otherwise be includable in income under Code Section 402(e)(3), 402(h)(1)(B), 402(k) or 457(b)), but without rules limiting compensation based on the nature or location of employment or the services performed. Officer and Corporation acknowledge that Officer is a Specified Employee as of the Effective Date.
               (i) “Termination” shall mean a Separation from Service as contemplated by Internal Revenue Code (“Code”) Section 409A and applicable guidance provided thereunder, but only under circumstances where Officer and the Corporation reasonably anticipate that the level of ongoing services by Officer for Corporation and its affiliates will be less than twenty percent (20%) of the average level of such services over the prior thirty six (36) month period.
               (j) “Termination For Cause” shall mean Termination by Corporation of Officer’s employment by Corporation by reason of Officer’s dishonesty towards, fraud upon, or deliberate injury or attempted injury to, Corporation or by reason of Officer’s breach of this Agreement. Corporation shall have the burden of establishing that any Termination of Officer’s employment by Corporation is a Termination For Cause.

               (k) “Termination Other Than For Cause” shall mean any Termination by Corporation of Officer’s employment with Corporation (other than a Termination For Cause) and shall include any Involuntary Termination of Officer’s employment other than a Termination For Cause, effective upon notice from Officer to Corporation of such Termination.
               (l) “Termination Upon a Change in Control” shall mean a Termination by Officer of Officer’s employment with Corporation within 24 months following a “Change in Control.”
               (m) “Voluntary Termination” shall mean Termination by Officer of Officer’s employment with Corporation other than (i) an Involuntary Termination, (ii) “Termination Upon a Change in Control” , (iii) Termination by reason of Officer’s death or disability as described in Sections 2.5 and 2.6, (iv) Termination by reason of retirement by Officer upon attainment of Retirement Eligibility, and (v) any Involuntary Termination.
          2.2 Basic Term. The term of employment of Officer by Corporation shall be from March 1, 2011 through December 31, 2011, unless terminated earlier pursuant to this Section 2. Thereafter, Officer’s term of employment shall be continued for successive one-year terms, unless terminated earlier pursuant to this Section 2.
          2.3 Termination For Cause. Termination For Cause may be effected by Corporation at any time during the term of this Agreement and shall be effected by written notification to Officer. Upon Termination For Cause, Officer immediately shall be paid all accrued salary, earned bonus compensation, if any, any benefits under any plans of Corporation in which Officer is a participant to the full extent of Officer’s rights under such plans, accrued vacation pay and any appropriate business expenses incurred by Officer in connection with his duties hereunder, all to the date of Termination, but Officer shall not be paid any other compensation or reimbursement of any kind, including without limitation, severance compensation. Vested deferred compensation and any tax-qualified retirement plan benefits will be paid in accordance with the applicable plan. Any unvested deferred compensation will be forfeited upon a Termination for Cause. Any unvested restricted stock which has been granted to Officer will be forfeited upon a Termination For Cause.
          2.4 Termination Other Than For Cause. Corporation may effect a Termination Other Than For Cause at any time upon giving written notice to Officer of such Termination. Upon any Termination Other Than For Cause, Officer shall immediately be paid all accrued salary, earned bonus compensation, if any, any benefits under any plans of Corporation in which Officer is a participant to the full extent of Officer’s rights under such plans, accrued vacation pay and any appropriate business expenses incurred by Officer in connection with his duties hereunder, all to the date of Termination, and all severance compensation provided in Section 4.2, but no other compensation or reimbursement of any kind. Vested deferred compensation and any tax-qualified retirement plan benefits will be paid in accordance with the applicable plan. Any unvested restricted stock will vest upon a Termination Other Than For Cause.
          2.5 Termination by Reason of Disability. If, during the term of this Agreement, Officer, in the reasonable judgment of the Board of Directors of Corporation, has failed to perform his duties under this Agreement on account of illness or physical or mental incapacity, and such illness or incapacity continues for a period of more than 12 consecutive months (“Disability”), Corporation shall have the right to terminate Officer’s employment hereunder by written notification to Officer and, upon Termination, immediate payment to Officer of all accrued salary, bonus compensation, if any, to the extent earned, any benefits under any plans of Corporation in which Officer is a participant to the full extent of Officer’s rights under such plans, accrued vacation pay and any appropriate business expenses incurred by Officer in connection with his duties hereunder, all to the date of Termination, but Officer shall not be paid any other compensation or reimbursement of any kind, including without limitation, severance compensation. Vested deferred compensation and any tax-qualified retirement plan benefits will be paid in accordance with the applicable plan. Any unvested restricted stock granted to Officer will vest upon a Termination upon a Disability.
          2.6 Death. In the event of Officer’s death during the term of this Agreement, Officer shall be deemed to have a Termination as of the last day of the month during which his death occurs and Corporation shall pay to his estate or such beneficiaries as Officer may from time to time designate all accrued salary, bonus compensation, if any, to the extent earned, whether or not vested without regard to such Termination, any benefits under any plans of Corporation in which Officer is a participant to the full extent of Officer’s rights under such plans, accrued vacation pay and any appropriate business expenses incurred by Officer in connection with his duties hereunder, all to the date of Termination, but Officer’s estate shall not be paid any other compensation or reimbursement of any kind, including without limitation, severance compensation. Vested deferred compensation and any tax-qualified retirement plan benefits will be paid in accordance with the applicable plan. Any unvested restricted stock granted to Officer will vest upon a Termination due to Officer’s death.
          2.7 Voluntary Termination. In the event of a Voluntary Termination, Corporation shall immediately pay all accrued salary, earned bonus compensation, if any, any benefits under any plans of Corporation in which Officer is a participant to the full extent of Officer’s rights under such plans, accrued vacation pay and any appropriate business expenses incurred by Officer in connection with his duties hereunder, all to the date of Termination, but no other compensation or reimbursement of any kind, including without limitation, severance compensation. Vested deferred compensation and any tax-qualified retirement plan benefits will be paid in accordance with the applicable plan. Any unvested restricted stock which has been granted to Officer will be forfeited upon a Voluntary Termination.
          2.8 Termination Upon a Change in Control or Retirement. In the event of (i) a Termination Upon a Change in Control or (ii) Termination by retirement of Officer upon attainment of Retirement Eligibility, Officer shall immediately be paid all accrued salary, earned bonus compensation, if any, any benefits under any plans of Corporation in which Officer is a participant to the full extent of Officer’s rights under such plans, accrued vacation pay and any appropriate business expenses incurred by Officer in connection with his duties hereunder, all to the date of Termination, and all severance compensation provided in Section 4.1, but no other compensation or reimbursement of any kind. Vested deferred compensation and any tax-qualified retirement plan benefits will be paid in accordance with the applicable plan. Any unvested restricted stock granted to

Officer will vest upon a Termination Upon a Change in Control or Termination by retirement of Officer upon attainment of Retirement Eligibility.
          2.9 Notice of Termination. Corporation may effect a termination of this Agreement pursuant to the provisions of this Section 2 upon giving 30 days written notice to Officer of such termination. Officer may effect a termination of this Agreement pursuant to the provisions of this Section 2 upon giving 60 days written notice to Corporation of such termination.
     3. Salary, Benefits and Bonus Compensation.
          3.1 Base Salary. As payment for the services to be rendered by Officer as provided in Section 1 and subject to the terms and conditions of Section 2, Corporation agrees to pay to Officer a “Base Salary” beginning March 1, 2011 at the rate of $513,700 per annum payable in equal semi-monthly installments. The Base Salary for each year (or portion thereof) beginning January 1, 2012 shall be determined by the Compensation Committee of the Board of Directors (the “Compensation Committee”). Officer’s Base Salary shall be reviewed annually by the Compensation Committee. For purposes of computing the amount of severance compensation due under this Agreement, the term “Base Salary” shall also include the market value, as of the date of grant, of any restricted shares of the Corporation to be awarded to Officer in lieu of annual cash salary, but shall not include the value of any “matching” or inducement restricted shares awarded to Officer under any deferred compensation plan or program maintained by the Corporation.
          3.2 Additional Benefits. During the term of this Agreement, Officer shall be entitled to the following fringe benefits:
               (a) Officer Benefits. Officer shall be eligible to participate in such of Corporation’s benefits and deferred compensation plans as are now generally available or later made generally available to executive officers of Corporation, including, without limitation, the Incentive Plans, and any implementation thereof or incentive award thereunder, profit sharing plans, annual physical examinations, dental and medical plans, personal catastrophe and disability insurance, financial planning, retirement plans and supplementary executive retirement plans, if any. At Officer’s election, Corporation will pay the premium for a supplemental term life insurance policy having a policy limit not to exceed $2,000,000. For purposes of establishing the length of service under any benefit plans or programs of Corporation, except as may otherwise be impermissible under any tax-qualified retirement plan or other benefit program, Officer’s employment with Corporation will be deemed to have commenced on August 31, 2001.
               (b) Vacation. Officer shall be entitled to four (4) weeks of vacation during each year during the term of this Agreement and any extensions thereof, prorated for partial years.
               (c) Reimbursement for Expenses. During the term of this Agreement, Corporation shall reimburse Officer for reasonable and properly documented out-of-pocket business and/or entertainment expenses incurred by Officer in connection with his duties under this Agreement.

     4. Severance Compensation.
          4.1 Severance Compensation in the Event of a Termination Upon a Change in Control. In the event of Officer’s Termination Upon a Change in Control, or Officer’s Involuntary Termination within twenty four (24) months after a Change in Control, Officer shall be paid as severance compensation an amount equal to the sum of (i) 1.5 times his Base Salary (at the rate payable at the time of any such Termination), plus (ii) an amount equal to two times the average annual bonus, if any, earned by Officer in the two years immediately preceding the date of Termination, with such sum payable in equal monthly installments over a period of eighteen (18) months on the regular payroll dates of the Corporation for its officers. Provided, however, that the foregoing payment provisions are subject to sections 4.4 and 8.14 of this Agreement regarding the timing of payment.
          4.2 Severance Compensation in the Event of a Termination Other Than For Cause. In the event of Officer’s Termination Other Than For Cause, Officer shall be paid as severance compensation an amount equal to the sum of (i) 1.5 times his Base Salary (at the rate payable at the time of such Termination), plus (ii) an amount equal to two times the average annual bonus, if any, earned by Officer in the two years immediately preceding the date of Termination, with such sum payable in equal monthly installments over a period of eighteen (18) months on the regular payroll dates of the Corporation for its officers. Provided, however, that the foregoing payment provisions of this Section are subject to sections 4.4 and 8.14 of this Agreement regarding the timing of payment.
          4.3 No Severance Compensation Upon Other Termination. In the event of a Voluntary Termination, Termination For Cause, Termination by reason of Officer’s disability pursuant to Section 2.5, or Termination by reason of Officer’s death pursuant to Section 2.6, Officer or his estate shall not be paid any severance compensation and shall receive only the benefits as provided in the appropriate section of Article II applicable to the respective Termination.
          4.4 Involuntary Termination. In the case of Officer’s Involuntary Termination, and whether or not Officer is a Specified Employee, payments of separation pay based upon an involuntary separation (as defined pursuant to Treasury Regulations under Code Section 409A) will be made as soon as is administratively practicable, and in any event by the fifteenth day of the third calendar month, after such Involuntary Termination for that portion of the separation pay that does not exceed two times the lesser of (i) the sum of the Officer’s annualized compensation based upon the annual rate of pay for services provided to the Corporation for the taxable year of the Officer preceding the taxable year of the Officer in which the Officer has a Separation From Service with the Corporation (adjusted for any increase during that year that was expected to continue indefinitely if the Officer had not Separated From Service), or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Code Section 401(a)(17) for the year in which the Officer has a Separation From Service. The remainder of the separation pay which is due to the Officer, if any, in excess of the severance pay exception under Code Section 409A Treasury Regulations shall be payable as otherwise provided in Section 4.1 or 4.2, as applicable, after the date of the Separation From Service, but subject to Section 8.14.

          4.5 Additional Payments Due to Change in Control.
               (a) Gross Up Payment. Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by or on behalf of Corporation to or for the benefit of Officer as a result of a Termination in connection with a “change in control,” as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), involving Corporation or its affiliates (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section (a “Payment”)) would be subject to the excise tax imposed by Section 4999 of the Code, or any interest or penalties are incurred by Officer with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then Officer shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by Officer of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, Officer retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.
               (b) Tax Opinion. Subject to the provisions of Section 4.5(c), all determinations required to be made under this Section, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized accounting firm or law firm selected by Corporation (the “Tax Firm”); provided, however, that the Tax Firm shall not determine that no Excise Tax is payable by Officer unless it delivers to Officer a written opinion (the “Tax Opinion”) that failure to pay the Excise Tax and to report the Excise Tax and the payments potentially subject thereto on or with Officer’s applicable federal income tax return will not result in the imposition of an accuracy-related or other penalty on Officer. All fees and expenses of the Tax Firm shall be borne solely by Corporation. Within 15 business days of the receipt of notice from Officer that there has been a Payment, or such earlier time as is requested by Corporation, the Tax Firm shall make all determinations required under this Section, shall provide to Corporation and Officer a written report setting forth such determinations, together with detailed supporting calculations, and, if the Tax Firm determines that no Excise Tax is payable, shall deliver the Tax Opinion to Officer. Any Gross-Up Payment, as determined pursuant to this Section 4.4, shall be paid by Corporation to Officer within 15 days after the Corporation’s receipt of the Tax Firm’s determination, provided, however that Corporation shall not be required to make any payment under this Section 4.5(b) unless Officer notifies Corporation not later than six (6) months after the date of Officer’s Payment that such Payment has been made. Subject to the remainder of this Section, any determination by the Tax Firm shall be binding upon Corporation and Officer; provided, however, that Officer shall only be bound to the extent that the determinations of the Tax Firm hereunder, including the determinations made in the Tax Opinion, are reasonable and reasonably supported by applicable law. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Tax Firm hereunder, it is possible that Gross-Up Payments which will not have been made by Corporation should have been made (“Underpayment”), consistent with the calculations required to be made hereunder. In the event that it is ultimately determined in accordance with the procedures set forth in Section 4.5(c) that Officer is required to make a payment of any Excise Tax, the Tax Firm shall reasonably determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by Corporation to or for the benefit of Officer. In determining the reasonableness of the Tax Firm’s determinations hereunder, and the effect thereof, Officer shall be provided a reasonable opportunity to review such determinations with the Tax Firm and Officer’s tax counsel. The Tax Firm’s determinations hereunder, and the Tax Opinion, shall not be deemed reasonable until Officer’s reasonable objections and comments thereto have been satisfactorily accommodated by the Tax Firm.
               (c) Notice of IRS Claim. Officer shall notify Corporation in writing of any claims by the Internal Revenue Service that, if successful, would require the payment by Corporation of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than 30 calendar days after Officer actually receives notice in writing of such claim and shall apprise Corporation of the nature of such claim and the date on which such claim is requested to be paid; provided, however, that the failure of Officer to notify Corporation of such claim (or to provide any required information with respect thereto) shall not affect any rights granted to Officer under this Section except to the extent that Corporation is materially prejudiced in the defense of such claim as a direct result of such failure. Officer shall not pay such claim prior to the expiration of the 30-day period following the date on which he gives such notice to Corporation (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If Corporation notifies Officer in writing prior to the expiration of such period that it desires to contest such claim, Officer shall do all of the following:
                    (i) give Corporation any information reasonably requested by Corporation relating to such claim;
                    (ii) take such action in connection with contesting such claim as Corporation shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney selected by Corporation and reasonably acceptable to Officer;
                    (iii) cooperate with Corporation in good faith in order effectively to contest such claim; and
                    (iv) if Corporation elects not to assume and control the defense of such claim, permit Corporation to participate in any proceedings relating to such claim;
provided, however, that Corporation shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Officer harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limiting the foregoing provisions of this Section 4.5, Corporation shall have the right, at its sole option, to assume the defense of and control all proceedings in connection with such contest, in which case it may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may either direct Officer to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Officer agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Corporation shall determine; provided, however, that if Corporation directs Officer to pay such claim and sue for a refund, Corporation shall advance the amount of such payment to Officer, on an interest-free basis and shall indemnify and hold Officer harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of Officer with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, Corporation’s right to assume the defense of and control the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Officer shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.
               (d) Right to Tax Refund. If, after the receipt by Officer of an amount advanced by Corporation pursuant to Section, Officer becomes entitled to receive any refund with respect to such claim, Officer shall (subject to Corporation’s complying with the requirements of Section 4.5(c)) promptly pay to Corporation the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by Officer of an amount advanced by Corporation pursuant to Section 4.5(c), a determination is made that Officer is not entitled to a refund with respect to such claim and Corporation does not notify Officer in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall, to the extent of such denial, be forgiven and shall not be required to be repaid and the amount of forgiven advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.
     5. Non-Competition; Disclosure of Investments. During the term of this Agreement, including the period, if any, during which Officer shall be entitled to severance compensation pursuant to Section 4.2:
          (a) Officer shall not, without the prior written consent of Corporation, directly or indirectly, own, manage, operate, control, be connected with as an officer, employee, partner, consultant or otherwise, or otherwise engage or participate in any corporation or other business entity engaged in the business of buying, selling, developing, building and/or managing real estate facilities for the medical, healthcare and retirement sectors of the real estate industry. Officer understands and acknowledges that Corporation carries on business nationwide and that the nature of Corporation’s activities cannot be confined to a limited area. Accordingly, Officer agrees that the geographic scope of this Section 5 shall include the United States of America. Notwithstanding the foregoing, the ownership by Officer of less than 2% of any class of the outstanding capital stock of any corporation conducting such a competitive business which is regularly traded on a national securities exchange or in the over-the-counter market shall not be a violation of the foregoing covenant.
          (b) Simultaneously with Officer’s execution of this Agreement and upon each anniversary of the Effective Date, Officer shall notify the Chairman of the

Compensation Committee of the nature and extent of Officer’s investments, stock holdings, employment as an employee, director, or any similar interest in any business or enterprise other than Corporation; provided, however, that Officer shall have no obligation to disclose any investment under $100,000 in value or any holdings of publicly traded securities which are not in excess of one percent of the outstanding class of such securities. Notwithstanding any provision herein to the contrary, the restrictions and covenants of this Section 5 shall not apply in the event of a Termination Upon a Change in Control.
          (c) Officer shall not contact or solicit, directly or indirectly, any customer, client, tenant or account whose identity Officer obtained through association with Corporation, regardless of the geographical location of such customer, client, tenant or account, nor shall Officer, directly or indirectly, entice or induce, or attempt to entice or induce, any employee of Corporation to leave such employ, nor shall Officer employ any such person in any business similar to or in competition with that of Corporation. Officer hereby acknowledges and agrees that the provisions set forth in this Section 5 constitute a reasonable restriction on his ability to compete with Corporation and will not adversely affect his ability to earn income sufficient to support himself and/or his family.
          (d) The parties hereto agree that, in the event a court of competent jurisdiction shall determine that the geographical or durational elements of this covenant are unenforceable, such determination shall not render the entire covenant unenforceable. Rather, the excessive aspects of the covenant shall be reduced to the threshold which is enforceable, and the remaining aspects shall not be affected thereby.
     6. Trade Secrets and Customer Lists. Officer agrees to hold in strict confidence all information concerning any matters affecting or relating to the business of Corporation and its subsidiaries and affiliates, including, without limiting the generality of the foregoing, its manner of operation, business plans, business prospects, agreements, protocols, processes, computer programs, customer lists, market strategies, internal performance statistics, financial data, marketing information and analyses, or other data, without regard to the capacity in which such information was acquired. Officer agrees that he will not, directly or indirectly, use any such information for the benefit of any person or entity other than Corporation or disclose or communicate any of such information in any manner whatsoever other than to the directors, officers, employees, agents, and representatives of Corporation who need to know such information, who shall be informed by Officer of the confidential nature of such information and directed by Officer to treat such information confidentially. Such information does not include information which (i) was or becomes generally available to the public other than as a result of a disclosure by Officer or his representatives, or (ii) was or becomes available to Officer on a non-confidential basis from a source other than Corporation or its advisors provided that such source is not known to Officer to be bound by a confidentiality agreement with Corporation, or otherwise prohibited from transmitting the information to Officer by a contractual, legal or fiduciary obligation; notwithstanding the foregoing, if any such information does become generally available to the public, Officer agrees not to further discuss or disseminate such information except in the performance of his duties as Officer. Upon Corporation’s request, Officer will return all information furnished to him related to the business of Corporation. The parties hereto stipulate that all such information is material and confidential and gravely affects the effective and successful conduct of the business of Corporation and Corporation’s goodwill, and that any breach of the terms of this

Section 6 shall be a material breach of this Agreement. The terms of this Section 6 shall remain in effect following the termination of this Agreement.
     7. Use of Proprietary Information. Officer recognizes that Corporation possesses a proprietary interest in all of the information described in Section 6 and has the exclusive right and privilege to use, protect by copyright, patent or trademark, manufacture or otherwise exploit the processes, ideas and concepts described therein to the exclusion of Officer, except as otherwise agreed between Corporation and Officer in writing. Officer expressly agrees that any products, inventions, discoveries or improvements made by Officer, his agents or affiliates based on or arising out of the information described in Section 6 shall be (i) deemed a work made for hire under the terms of United States Copyright Act, 17 U.S.C. § 101 et seq., and Corporation shall be the owner of all such rights with respect thereto and (ii) the property of and inure to the exclusive benefit of Corporation.
     8. Miscellaneous.
          8.1 Payment Obligations. Corporation’s obligation to pay Officer the compensation and to make the arrangements provided herein shall be unconditional, and Officer shall have no obligation whatsoever to mitigate damages hereunder. If litigation after a Change in Control shall be brought to enforce or interpret any provision contained herein, Corporation, to the extent permitted by applicable law and Corporation’s Articles of Incorporation and Bylaws, hereby indemnifies Officer for Officer’s reasonable attorneys’ fees and disbursements incurred in such litigation, if resolved in favor of Officer. Any such required payment shall be made to Officer by the end of the calendar year following the calendar year in which there is a final and nonappealable resolution of the litigation
          8.2 Waiver. The waiver of the breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of the same or other provision hereof.
          8.3 Entire Agreement; Modifications. Except as otherwise provided herein, this Agreement represents the entire understanding among the parties with respect to the subject matter hereof, and this Agreement supersedes any and all prior understandings, agreements, plans and negotiations, whether written or oral, with respect to the subject matter hereof, including without limitation, that certain Employment Agreement between Corporation and Officer dated as of January 1, 2005 as amended December 31, 2008, and any understandings, agreements or obligations respecting any past or future compensation, bonuses, reimbursements or other payments to Officer from Corporation. All modifications to the Agreement must be in writing and signed by the party against whom enforcement of such modification is sought.
          8.4 Notices. All notices and other communications under this Agreement shall be in writing and shall be given by personal delivery, nationally recognized overnight courier, telefacsimile or first class mail, certified or registered with return receipt requested, and shall be deemed to have been duly given upon receipt in the event of personal delivery or overnight courier, three days after mailing, or 12 hours after transmission of a telefacsimile to the respective persons named below:

If to Corporation:

Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
Phone: (615) 269-8175
Fax: (615) 269-8122

If to Officer:

Todd J. Meredith
3505 Foxhall Rd.
Nashville, TN 37215
Phone: (615) 369-6946
Any party may change such party’s address for notices by notice duly give pursuant to this Section 8.4.
          8.5 Headings. The Section headings herein are intended for reference and shall not by themselves determine the construction or interpretation of this Agreement.
          8.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee.
          8.7 Arbitration. Any controversy or claim arising out of or relating to this Agreement, or breach thereof, shall be settled by arbitration in Nashville, Tennessee in accordance with the Rules of the American Arbitration Association, and judgment upon any proper award rendered by the Arbitrators may be entered in any court having jurisdiction thereof. There shall be three arbitrators, one to be chosen directly by each party at will, and the third arbitrator to be selected by the two arbitrators so chosen. To the extent permitted by the Rules of the American Arbitration Association, the selected arbitrators may grant equitable relief. Each party shall pay the fees of the arbitrator selected by him and of his own attorneys, and the expenses of his witnesses and all other expenses connected with the presentation of his case. The cost of the arbitration including the cost of the record or transcripts thereof, if any, administrative fees, and all other fees and costs shall be borne equally by the parties. To the extent that Officer prevails with respect to any portion of an arbitration award, Officer shall be reimbursed by Corporation for the costs and expenses incurred by Officer in connection with the arbitration in an amount proportionate to the award to Officer as compared to the amount in dispute.
          8.8 Severability. Should a court or other body of competent jurisdiction determine that any provision of this Agreement is excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, and all other provisions of this Agreement shall be deemed valid and enforceable to the extent possible.
          8.9 Survival of Corporation’s Obligations. Corporation’s obligations hereunder shall not be terminated by reason of any liquidation, dissolution, bankruptcy, cessation of business, or similar event relating to Corporation. This Agreement shall not be terminated by any merger or consolidation or other reorganization of Corporation. In the event any such merger, consolidation or reorganization shall be accomplished by transfer of stock or by transfer of assets or otherwise, the provisions of this Agreement shall be binding upon and inure to the benefit of the surviving or resulting corporation or person. This Agreement shall be binding upon and inure to the benefit of the executors, administrators, heirs, successors and assigns of the parties; provided, however, that except as herein expressly provided, this Agreement shall not be assignable either by Corporation (except to an affiliate of Corporation in which event Corporation shall remain liable if the affiliate fails to meet any obligations to make payments or provide benefits or otherwise) or by Officer.
          8.10 Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same Agreement.
          8.11 Withholdings. All compensation and benefits to Officer hereunder shall be reduced only by all federal, state, local and other withholdings and similar taxes and payments that are required by applicable law. Except as otherwise specifically agreed by Officer, no other offsets or withholdings shall apply to reduce the payment of compensation and benefits hereunder.
          8.12 Indemnification. In addition to any rights to indemnification to which Officer is entitled to under Corporation’s Articles of Incorporation and Bylaws, Corporation shall indemnify Officer at all times during and after the term of this Agreement to the maximum extent permitted under Section 2-418 of the General Corporation Law of the State of Maryland or any successor provision thereof and any other applicable state law, and shall pay Officer’s expenses in defending any civil or criminal action, suit, or proceeding in advance of the final disposition of such action, suit, or proceeding, to the maximum extent permitted under such applicable state laws.
          8.13 Code Section 409A. Notwithstanding any provision of the Agreement to the contrary, Officer’s rights with respect to compensation deferred under any plan of deferred compensation as such term is defined in Code Section 409A shall be subject to Code Section 409A and the regulations thereunder, and nothing in the Agreement shall be construed to the contrary. The provisions of this Agreement shall be construed and applied in conformity with the requirements of Code Section 409A, where applicable. Officer shall not be paid any deferred compensation, as such term is defined in Code Section 409A, including severance compensation, if any, to the extent earned and vested, until the date that is permissible under Code Section 409A. No election to change the time or form of any payment under any other deferred compensation plan or arrangement shall be of any force or effect unless made according to the terms and conditions of Code Section 409A, as applicable, including without limitation Code Section 409A(a)(4)(C).
          8.14 Certain Payments to Specified Employees. Notwithstanding any other provision of this Agreement, no payment of any amount which constitutes deferred compensation for Code section 409A purposes will be made to any Specified Employee based upon a Separation from Service before the date that is six months after the date of Separation from Service (or, if earlier than the end of the six-month period, the date of death of the Specified Employee). For this purpose, any individual who is not a Specified Employee as of the date of a Separation from Service will not be treated as subject to this requirement, even if the individual would have become a Specified Employee if services had continued through the next Specified Employee effective date. Similarly, an individual who is treated as a Specified Employee as of the date of a Separation from Service will be subject to this requirement even if the person would not have been treated as a Specified Employee after the next Specified Employee effective date had the person continued providing services. Notwithstanding the foregoing, this paragraph does not apply to a payment made under any payment of employment taxes provision. Any payments to which a Specified Employee would otherwise be entitled during the first six months following the date of Separation from Service will be accumulated and paid on the first day of the seventh month following the date of Separation from Service or, at the sole discretion of the employer each payment to which a specified employee is otherwise entitled upon a Separation from Service will be delayed by six months.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the day and year first above written.

Corporation: Healthcare Realty Trust Incorporated
By:	/s/ John M. Bryant, Jr.
	Name:	John M. Bryant, Jr.
	Title:	Executive Vice President and General Counsel
	Date:	May 6, 2011

Officer:
/s/ Todd J. Meredith
Todd J. Meredith
Date: May 6, 2011

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